601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

September 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549 Attention: Erin Purnell

Re:	ATI Intermediate Holdings, LLC
Draft Registration Statement on Form S-1
Submitted August 12, 2020
CIK 0001820721

On behalf of our client, ATI Intermediate Holdings, LLC (the “Company”), we set forth below the Company’s responses to the letter, dated September 8, 2020, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted by the Company on August 12, 2020 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting a revised draft of the Draft Registration Statement on Form DRS/A (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Confidential Draft Registration Statement on Form S-1

General

1.

Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Beijing  Boston  Chicago  Dallas  Hong Kong  Houston  London   Los Angeles  Munich  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, to date, neither the Company nor anyone authorized on the Company’s behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that the Company or anyone authorized on the Company’s behalf presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

Summary Consolidated Financial and Other Data, page 12

2.

Staff’s comment: We note the table captions relating to pro forma earnings (loss) attributable to common stockholders, pro forma weighted average shares and basic and diluted earnings net income per share data. Please revise the table to include footnotes explaining your reasons for presenting the information, and to describe the adjustments you have made in calculating the pro forma amounts. Separately address the impact on your income tax position of converting from a limited liability corporation to a Delaware ‘C’ corporation. This comment also applies to the Selected Consolidated Financial and Other Data disclosures on page 47.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 51. Upon the corporate conversion and reverse split, the Company expects a material reduction in its earnings per share. At the time of this confidential submission, the terms of the corporate conversion and reverse split have not been determined. The Company will update the footnotes to include additional information to describe the adjustments when the terms are known. The Company has elected to be treated as a Delaware ‘C’ corporation rather than a limited liability company for tax purposes and, therefore, there is no impact to the income tax position upon conversion from a limited liability corporation to a Delaware ‘C’ corporation.

Risk Factors

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property..., page 16

3.

Staff’s comment: We note that you have brought an action against a competitor in connection with misappropriation of trade secrets that remains pending. We note also that this action is not disclosed in Legal Proceedings on page 79. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 81.

Our planned expansion into new markets could subject us to additional business..., page 30

4.

Staff’s comment: You state that your strategy is to grow your revenues outside of the U.S. by developing region-specific products. Please revise to clarify which regions you are targeting for expansion and how the products you intend to market differ from your current products and the stage of their development.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 32.

Following the offering, we will be classified as a “controlled company”, page 34

5.

Staff’s comment: We note that you refer to the combined ownership of Oaktree and Ron Corio in determining that you will be a controlled company. Please revise to clarify the nature of the relationship between Oaktree and Mr. Corio, including any agreements relating to the ownership and voting of the securities they hold.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 36, 95 and 96.

Internal control deficiencies have historically been identified that constituted material weaknesses...may adversely affect our business., page 38

6.

Staff’s comment: Please revise to briefly describe the material weaknesses management identified in your internal controls over financial reporting in each of your (i) financial statement close process, (ii) deferred unbilled revenue reconciliation process and (iii) inventory cut-off and pricing. For example, explain the reasons for, or the circumstances that resulted in, the weakness in internal controls in these areas, and address whether there was any impact to your financial statements for the years ended December 31, 2018 and 2019.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41.

Capitalization, page 45

7.

Staff’s comment: Please revise the introductory paragraph to clarify whether the reverse stock split occurs as part of or subsequent to the Corporate Conversion transactions described on page 43. In addition, include a footnote to the table to briefly explain how the $305,151 of actual member’s equity has been re-allocated in the Corporate Conversion and reverse stock split to the various “as adjusted” stockholders’ equity accounts.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 48. At the time of this confidential submission terms of the corporate conversion have not yet been determined, and therefore the Company does not currently have the information to explain how the actual member’s equity has been re-allocated in the corporate conversion and reverse split. The Company will update this information when the terms are known.

8.

Staff’s comment: We note the disclosures relating to the $25.0 million maximum earn-out payments in Note 12 on page F-23. Please clarify to us whether this offering of securities by the Selling Stockholder triggers the earn-out payment provision and would result in a significant liability being recorded. Tell us your consideration of giving pro forma effect to that event in your capitalization table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 57, 66 and 97. This offering will trigger a determination by the Company as to whether an earn-out payment is required under the earn-out agreement, however the ultimate amount of the earn-out liability is dependent upon the final return on capital from the Company’s sponsor. When the terms are known, the Company will update the capitalization table to include the estimated liability related to the earn-out based upon the initial public offering valuation. At June 30, 2020, the fair value of the earn-out liability is included in the June 30, 2020 balance sheet as $1.8 million and any subsequent changes will be recorded as fair value adjustments to earnings.

Dilution, page 46

9.	Staff’s comment: Please revise to add a table summarizing the average price per share paid by existing stockholders and new investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 52

10.

Staff’s comment: Revise the introductory paragraph to the table on page 52 to clarify that you are presenting your consolidated statements of operations as well as other financial data management considers, and revise the table to separately present and label Adjusted EBITDA as other financial data.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56.

Comparison of 2019 and 2018

Revenue, page 54

11.

Staff’s comment: We note from pages 49 and 50 that the primary operating metric you use to evaluate your sales performance and to track market acceptance of your products from year to year is MW shipped and that your revenues are also affected by changes in the volume and average selling prices, or ASP, of your solar tracking systems. Please revise to disclose the number of MW shipped in 2019 as compared to 2018. In addition, quantify and explain how changes in these metrics contributed to the significant increase in your revenues during 2019.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60. The Company disclosed the percentage change, which will explain how the change contributed to the Company’s revenue increase. The Company did not disclose the actual MW (as opposed to revenues) because it is not material to investors and would enable the Company’s competitors and customers to calculate the average selling price of the Company’s products which could be damaging to the Company’s business.

12.

Staff’s comment: We note from Note 17 to the financial statements the significant increase in United States revenues in 2019. Please revise to discuss the reasons for your revenue growth in the United States in 2019, including for example, additional customers, substantial larger customer contracts, etc.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60.

13.

Staff’s comment: As a related matter, please expand the discussion of cost of revenue to disclose how changes in cost per watt, or CPW, impacted on your cost of goods sold. We note from page 50 that you use the metrics MW shipped, ASP and CPW to evaluate trends in pricing, manufacturing and customer profitability.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60.

Income Tax Expense, page 54

14.

Staff’s comment: We note from Notes 6 and 12 to the financial statements the disclosures relating to the re-measurement of the Tax Receivable Agreement as part of an IRS settlement in 2019. Please revise this section to discuss the impact of that re-measurement and settlement on your income tax provision in 2019, including impact of the $2.7 million gain that resulted from the reduction in the fair value of the Tax Receivable Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 54.

Operating Activities, page 55

15.	Staff’s comment: Please revise to discuss the reasons underlying the changes in accounts payable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62.

Business

Overview, page 66

16.

Staff’s comment: We note various references to transactions, agreements and acquisitions. Please revise to provide a general discussion of the development of your business that clarifies the involvement of Oaktree and Ron Corio. Include in your discussion a description of the transactions that resulted in the obligations mentioned in your disclosures on pages 23 and 84-85. Also clarify your reference to an acquisition of “Patent LLC” and what Patent LLC held at the time of its acquisition.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 25, 26 and 96. Please note that the Company also changed the reference from “Patent LLC” to “Array Technologies, Inc.” for clarification.

Our Products and Services

Our Tracker System, page 69

17.

Staff’s comment: We note your disclosure that you believe that your products are the only trackers that automatically move into a stow position when wind forces reach a threshold level without requiring sensors, motors or electrical power, which you refer to as “passive stow”. Please revise to explain how passive stow works.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 76 and 77.

18.

Staff’s comment: We note your disclosure that you believe that your tracker system is inherently more secure than some of your competitors’ products because you “do not use controllers and other key components from manufacturers in countries that may be deemed to be threats to U.S. national security or rely on open, wireless communication protocols that can be easily hacked.” Please revise to clarify which countries you are referring to, and disclose the countries from which you source your controllers and key components. Also, if you elect to compare the security of your product, please revise to disclose the names of your competitors and from where they source their products.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 77.

Consolidated Statements of Operations, page F-4

19.

Staff’s comment: In light of the material changes to your capital structure that will occur as a result of the Corporate Conversion and the reverse stock split, tell us your consideration of providing pro forma earnings per share data on the face of your statements of operations giving effect to those events. Refer to SAB Topics LB.2 and Article 11 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-4 and F-28. As the reverse split will be occurring after the effectiveness of the Registration Statement, we have revised the face of the statements of operations to reflect the expected material decrease in earnings per share upon conversion of the member units into common shares, and subsequent reverse split.

Exhibits

20.	Staff’s comment: We note that you intend to file the tax receivable agreement. Please also file the agreement related to the earn-out discussed in your disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page II-4 to add an exhibit incorporating the agreement related to the earn-out that will be filed in a subsequent amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Erin Purnell

Securities and Exchange Commission

Jim Fusaro

Nipul Patel

Charlotte MacVane

ATI Intermediate Holdings, LLC

Michael Kim

Kirkland & Ellis LLP

Michael Kaplan

Roshni Banker Cariello

Davis Polk & Wardwell LLP